[JONES DAY LETTERHEAD]

November 21, 2016

BY EDGAR

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:     Chuy's Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Form 8-K filed August 2, 2016
Response Dated November 1, 2016
File No. 001-35603

Ladies and Gentlemen:

On behalf of Chuy’s Holdings, Inc. (the “Company”), we confirm receipt of the letter dated November 10, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission.

The Company is in the process of completing the analysis required to respond to the Staff’s comments.  The Company presently expects that it will be in a position to respond to these comments no later than Friday, December 9, 2016.

If you have any questions, please feel do not hesitate to contact me at 214.969.5148.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jon W. Howie, Vice President and Chief Financial Officer, Chuy’s Holdings, Inc.